May 20, 2025

Ching Tim Hoi
Chief Executive Officer
Raytech Holding Limited
Unit 609, 6/F, Nan Fung Commercial Centre
No. 19 Lam Lok Street
Kowloon Bay, Hong Kong

       Re: Raytech Holding Limited
           Draft Registration Statement on Form F-1
           Submitted on May 8, 2025
           CIK 0001948443
Dear Ching Tim Hoi:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Joan Guilfoyle